Form 52-109FT2 – Certification of Interim Filings during Transition Period

         Exhibit 99.3

I, Amjad J. Ali, Executive Vice-President and Chief Financial Officer of EuroZinc Mining Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in the Issuers’ Annual and Interim Filings) of EuroZinc Mining Corporation (the issuer) for the period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that it is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:

May 11, 2005

"Amjad J. Ali”______________________________________________

 Amjad J. Ali, Executive Vice-President and Chief Financial Officer

Revised: KLC: 7/15/2005

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